Exhibit 12.1

PVR PARTNERS, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2009	2010	2011	2012	2013
Earnings
Pre-tax income (loss) *	$101,701	$60,148	$67,070	$101,460	$(73,415)	$26,344
Fixed charges	26,850	27,368	39,164	51,222	87,175	91,662

Total earnings	$128,551	$87,516	$106,234	$152,682	$13,760	$118,006

Fixed Charges
Interest expense	$25,346	$24,878	$35,982	$47,630	$82,856	$88,285
Rental interest factor	1,504	2,490	3,182	3,592	4,319	3,377

Total fixed charges	$26,850	$27,368	$39,164	$51,222	$87,175	$91,662

Ratio of earnings to fixed charges	4.8x	3.2x	2.7x	3.0x	0.2x	1.3x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.